FOR IMMEDIATE RELEASE	THURSDAY, JULY 20, 2006

Conference Call and Webcast:
Shell Canada to provide Athabasca Oil Sands Project Expansion update

Calgary, Alberta - Shell Canada Limited will host a conference call and webcast presentation on July 28, 2006 beginning at 12:00 noon (MDT). The presentation will be followed by a question and answer session and should be complete by 1:00 p.m. (MDT).

Shell will provide an update regarding the Athabasca Oil Sands Project expansion (AOSP Expansion 1). Information will also be provided on Shell’s overall oil sands strategy and growth plans.

Shell Canada’s Clive Mather, President and CEO will host the call. Cathy Williams, CFO, Brian Straub, Sr. V.P. Oil Sands, and Ken Lawrence, Manager Investor Relations will also participate.

A news release will also be issued on July 28, 2006.

To access the call, please dial 416-644-3414 locally from Toronto or 1-800-796-7558 from elsewhere in Canada and the USA. To view the presentation and listen only please visit Shell’s Investor Information website at www.shell.ca

Janet Rowley General Manager, Public Affairs (403) 691-3899	Ken Lawrence Manager, Investor Relations (403) 691-2175